May 5, 2005

via U.S. Mail							via facsimile

Mr. Thomas H. Ehrlich					Alfred C. Chidester
Secretary							Baker & Hostetler LLP
Uranium Resources, Inc. 					(303) 861-7805
650 S. Edmonds, Suite 108
Lewisville, Texas 75067

Re:	Uranium Resources, Inc.
	Form 10-KSB for the year ended December 31, 2004, as amended
	Filed March 31, 2005
	File No. 0-17171

Dear Mr. Ehrlich:

      We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the year ended December 31, 2004

Financial Statements

Note 4 - Contract Commitments, page F-15

1. We have read your response to prior comment 11, concerning the exposure arising from your contractual obligations to sell uranium.
We understand that you are currently unable to produce sufficient quantities of uranium for delivery under your contractual obligations in the timeframe specified. You explain that you have not applied fair-value accounting for that portion of your contractual obligations exceeding your ability to produce because you believe that your arrangements qualify for the normal sales exception in SFAS 133. However, as stated in paragraph 10(b) of that guidance, normal purchases and sales are those "...that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business."

Given your disclosure on page 11, stating "the rate of production from
Vasquez is not adequate to satisfy the annual delivery requirements under [your] long-term uranium sales contracts," and further clarifying that if you are unable to secure an additional $2 million in funding you will be "...unable to implement the plan and produce sufficient uranium to satisfy [your] contractual delivery obligations," it appears your existing productive capacity, characterizing normal operations, would preclude reliance on the normal sales exception as justification for non-recognition.
Since
you existing productive capabilities are not sufficient to ensure delivery of the uranium in accordance with the stated terms of your contractual obligations, it is not reasonable to expect that delivery will occur "...in the normal course of business." Unless you have a formal arrangement removing the obligation to deliver, or accommodating delivery under a timeline that coincides with your ability to produce, fair value accounting would appear to be necessary.

Please revise your financial statements accordingly. Also expand your disclosures to convey all material terms of your contractual arrangements, including quantities and periods in which delivery is required, portion of the delivery obligations exceeding your ability to produce, price at which you must sell the uranium, and the forward market prices used to apply fair value accounting at the end of each period.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct questions regarding accounting issues and related disclosures to Karl Hiller at (202) 942-1981 or, in his absence, to
Barry Stem, Senior Assistant Chief Accountant, at (202) 942-1919. Direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965. Direct questions relating to all other disclosure issues to Jason Wynn, at (202) 824-5665 or, in his absence, to Tangela Richter, Branch Chief, at (202) 942-1837. Please send all correspondence to us at the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	K. Hiller
	B. Stem
	R. Baer
      J. Wynn
	T. Richter


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Uranium Resources, Inc.
May 5, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE